

September 13, 2012

Mr. J. Brennan Ryan
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th St. NW, Suite 1700
Atlanta, GA 30363

**Re: Talmer Bancorp, Inc.
          Confidential Draft Form S-1**

Dear Mr. Ryan:

In your letter dated September 5, 2012, you request that the staff not object to the omission of financial statements under Rule 3-05 of Regulation S-X pursuant to the guidance in SAB Topic 1:K, *Financial Statements of Acquired Troubled Financial Institutions*, for the acquisitions by Talmer Bank and Trust, a wholly owned subsidiary of Talmer Bancorp, Inc. (the "Company"), of the assets and liabilities of CF Bancorp, former First Banking Center, former Peoples State Bank, and former Community Central Bank (collectively, the "Acquisitions") at various dates in 2010 and 2011 from the Federal Deposit Insurance Corporation ("FDIC"). Your letter states that each of the Acquisitions was a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X, and the Acquisitions each included a loss-sharing agreement with the FDIC. The details of the Acquisitions and the related loss-sharing agreements are described in your letter.

Your letter indicates that the audited historical financial statements needed to fully comply with Rule 3-05 for each of the Acquisitions are not reasonably available, and the nature and magnitude of the federal financial assistance for the Acquisitions is so pervasive as to substantially reduce the relevance of the historical financial statements of the Acquisitions to an assessment of the future operations of the Company. Your letter also states that the assets acquired and liabilities assumed in the Acquisitions are reflected in the Company's audited balance sheet as of December 31, 2011.

Given the facts stated in your letter, the staff does not object to the Company's request for relief under SAB Topic 1:K for the Acquisitions, provided the Company includes in its next amendment to its draft registration statement the information and disclosures described on pages 5 and 6 of your letter, to the extent not already disclosed. The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant